May 23, 2025

Division of Corporate Finance,

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers,

Re:	Bluemount Holdings Limited
Submission of Amended DRS Following Share Surrender
Filed May 23, 2025
File No. 333-285843

On behalf of Bluemount Holdings Limited (the “Company”), we hereby submit the amended Draft Registration Statement (DRS) for your review. This amendment reflects the recent surrender of an aggregate of 11,505,152 Class A Ordinary Shares and 12,500,001 Class B Ordinary Shares, which were accepted by the Company for no consideration and subsequently cancelled upon surrender.

The surrender was primarily driven by valuation considerations, ensuring that the Company maintains a sound capital structure and optimizes shareholder value in alignment with market conditions. In light of this, we have incorporated the relevant updates to the shareholdings and F-pages within the amended DRS, ensuring full transparency and accuracy of the filing.

Given that the audits will become stale on June 30, 2025, the Company sincerely hopes to receive a "no further comments" confirmation from the SEC and Nasdaq in a timely manner. This will allow our underwriter to proceed with book-building at the earliest opportunity and, ideally, close the project by June 30, 2025.

Your prompt attention to this matter would be greatly appreciated. Please do not hesitate to reach out if any further clarifications or additional information are required.

Thank you for your time and consideration.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick